UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

-------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                         MCDERMOTT INTERNATIONAL, INC.
                         -----------------------------
                               (Name of Issuer)


                    Common Stock, $1.00 par value per share
                    ---------------------------------------
                        (Title of Class of Securities)


                                  580037109
                                  ---------
                                (CUSIP Number)


                               December 31, 2004
                               -----------------
            (Date of Event which Requires Filing of this Statement)


CCheck  the  appropriate  box  to  designate  the  rule  pursuant to  which this
Schedule is filed:

                              [ ]  Rule 13d-1(b)

                              [X]  Rule 13d-1(c)

                              [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                              Page 1 of 14 Pages
                            Exhibit Index: Page 12

                                 SCHEDULE 13G

CUSIP No.: 580037109                                        Page 2 of 14 Pages
................................................................................
1        Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         GLENVIEW CAPITAL MANAGEMENT, LLC
................................................................................
2.       Check the Appropriate Box if a Member of a Group
         (a) [ ]
         (b) [X]
................................................................................
3.       SEC Use Only
................................................................................
4.       Citizenship or Place of Organization

         Delaware
................................................................................
Number of       5.      Sole Voting Power                None
Shares          ...............................................................
Beneficially    6.      Shared Voting Power              3,538,362
Owned by Each   ...............................................................
Reporting       7.      Sole Dispositive Power           None
Person With     ...............................................................
                8.      Shared Dispositive Power         3,538,362
................................................................................
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         3,538,362
................................................................................
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)

         [  ]
................................................................................
11.      Percent of Class Represented by Amount in Row (9)

         5.3% based on 66,918,560 shares outstanding as of October 29, 2004.
................................................................................
12.      Type of Reporting Person:

         OO

                                 SCHEDULE 13G

CUSIP No.: 580037109                                        Page 3 of 14 Pages
................................................................................
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         GLENVIEW CAPITAL GP, LLC
................................................................................
2.       Check the Appropriate Box if a Member of a Group
         (a) [ ]
         (b) [X]
................................................................................
3.       SEC Use Only
................................................................................
4.       Citizenship or Place of Organization

         Delaware
................................................................................
Number of       5.   Sole Voting Power                  None
Shares          ...............................................................
Beneficially    6.   Shared Voting Power                3,538,362
Owned by Each   ...............................................................
Reporting       7.   Sole Dispositive Power             None
Person Wiith    ...............................................................
                8.   Shared Dispositive Power           3,538,362
................................................................................
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         3,538,362
................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         [  ]
................................................................................
11.      Percent of Class Represented by Amount in Row (9)

         5.3% based on 66,918,560 shares outstanding as of October 29, 2004.
................................................................................
12.      Type of Reporting Person:

          OO

                                 SCHEDULE 13G

CUSIP No.: 580037109                                        Page 4 of 14 Pages
................................................................................
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         GLENVIEW CAPITAL PARTNERS, L.P.
................................................................................
2.       Check the Appropriate Box if a Member of a Group
         (a) [ ]
         (b) [X]
................................................................................
3.       SEC Use Only
................................................................................
4.       Citizenship or Place of Organization

         Delaware
................................................................................
Number of       5.   Sole Voting Power                  None
Shares          ...............................................................
Beneficially    6.   Shared Voting Power                3,538,362
Owned by Each   ...............................................................
Reporting       7.   Sole Dispositive Power             None
Person With     ...............................................................
                8.   Shared Dispositive Power           3,538,362

................................................................................
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         3,538,362
................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         [  ]
...............................................................................
11.      Percent of Class Represented by Amount in Row (9)

         5.3% based on 66,918,560 shares outstanding as of October 29, 2004.
...............................................................................
12.      Type of Reporting Person:

         PN

                                 SCHEDULE 13G

CUSIP No.: 580037109                                        Page 5 of 14 Pages
................................................................................
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         GLENVIEW CAPITAL MASTER FUND, LTD.
................................................................................
2.       Check the Appropriate Box if a Member of a Group
         (a) [ ]
         (b) [X]
................................................................................
3.       SEC Use Only
................................................................................
4.       Citizenship or Place of Organization

         Cayman Islands, British West Indies
................................................................................
Number of       5.   Sole Voting Power                  None
Shares          ...............................................................
Beneficially    6.   Shared Voting Power                3,538,362
Owned by Each   ...............................................................
Reporting       7.   Sole Dispositive Power             None
Person With     ...............................................................
                8.   Shared Dispositive Power           3,538,362
................................................................................
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         3,538,362
................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         [  ]
...............................................................................
11.      Percent of Class Represented by Amount in Row (9)

         5.3% based on 66,918,560 shares outstanding as of October 29, 2004.
...............................................................................
12.      Type of Reporting Person:

         CO

                                 SCHEDULE 13G

CUSIP No.: 580037109                                        Page 6 of 14 Pages
................................................................................
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         GLENVIEW INSTITUTIONAL PARTNERS, L.P.
................................................................................
2.       Check the Appropriate Box if a Member of a Group
         (a) [ ]
         (b) [X]
................................................................................
3.       SEC Use Only
................................................................................
4.       Citizenship or Place of Organization

         Delaware
................................................................................
Number of       5.   Sole Voting Power                  None
Shares          ...............................................................
Beneficially    6.   Shared Voting Power                3,538,362
Owned by Each   ...............................................................
Reporting       7.   Sole Dispositive Power             None
Person With     ...............................................................
                8.   Shared Dispositive Power           3,538,362
................................................................................
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         3,538,362
................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         [  ]
...............................................................................
11.      Percent of Class Represented by Amount in Row (9)

         5.3% based on 66,918,560 shares outstanding as of October 29, 2004.
...............................................................................
12.      Type of Reporting Person:

         PN

                                SCHEDULE 13G

CUSIP No.: 580037109                                        Page 7 of 14 Pages
...............................................................................
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         LAWRENCE M. ROBBINS
...............................................................................
2.       Check the Appropriate Box if a Member of a Group
         (a) [ ]
         (b) [X]
...............................................................................
3.       SEC Use Only
...............................................................................
4.       Citizenship or Place of Organization

         United States of America
...............................................................................
Number of       5.   Sole Voting Power                  None
Shares          ...............................................................
Beneficially    6.   Shared Voting Power                3,538,362
Owned by Each   ...............................................................
Reporting       7.   Sole Dispositive Power             None
Person With     ..............................................................
                8.   Shared Dispositive Power           3,538,362
...............................................................................
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         3,538,362
...............................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         [  ]
..............................................................................
11.      Percent of Class Represented by Amount in Row (9)

         5.3% based on 66,918,560 shares outstanding as of October 29, 2004.
................................................................................
12.      Type of Reporting Person:

         IA

                                                             Page 8 of 14 Pages

Item 1(a).      Name of Issuer:

                McDermott International, Inc. (the "Issuer")

Item 1(b).      Address of Issuer's Principal Executive Offices:

                1450 Poydras Street, New Orleans, LA 70112

Item 2(a).      Name of Person Filing

                This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i) Glenview Capital Management, LLC ("Glenview Capital Management");

               ii)  Glenview Capital GP, LLC ("Glenview Capital GP");

               iii) Glenview Capital Partners, L.P. ("Glenview Capital
                    Partners");

               iv) Glenview Institutional Partners, L.P. ("Glenview Institutional Partners");

               v) Glenview Capital Master Fund, Ltd. ("Glenview Capital Master Fund"); and

               vi)  Lawrence M. Robbins ("Mr. Robbins").

               This Statement relates to Shares (as defined herein) held for the accounts of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, Ltd., a Cayman Islands exempted company ("GCM Little Arbor Master Fund"), GCM Little Arbor Institutional Partners, L.P., a Delaware limited partnership ("GCM Little
Arbor Institutional Partners"), and GCM Little Arbor Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Partners").

               Glenview Capital Management serves as investment manager to each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. In such capacity, Glenview Capital Management may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. Glenview Capital GP is the general partner of Glenview Capital Partners, Glenview Institutional Partners, GCM Little Arbor Institutional Partners and GCM Little Arbor Partners. Glenview Capital GP also serves as the sponsor of the Glenview Capital Master Fund and the GCM Little Arbor Master Fund. In such capacities, Glenview Capital GP may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. Mr. Robbins is the Chief Executive Officer of Glenview Capital Management and Glenview Capital GP.

Item 2(b).     Address of Principal Business Office or, if None, Residence

               The address of the principal business office of each of Glenview Capital Management, Glenview Capital GP, Glenview Capital Partners, Glenview Institutional Partners and Mr. Robbins is 399 Park Avenue, Floor 39, New York, New York 10022. The address of the principal business office of Glenview Capital Master Fund is c/o Goldman Sachs (Cayman) Trust, Limited, Harbour Centre, North Church Street, P.O. Box 896GT, George Town, Grand Cayman, Cayman Islands, British West Indies.

                                                            Page 9 of 14 Pages



Item 2(c).     Citizenship

               i) Glenview Capital Management is a Delaware limited liability company;

               ii) Glenview Capital GP is a Delaware limited liability company;

               iii) Glenview Capital Partners is a Delaware
                    limited partnership;

               iv) Glenview Institutional Partners is a Delaware limited partnership;

               v) Glenview Capital Master Fund is a Cayman Islands exempted company; and

               vi)  Mr. Robbins is a citizen of the United States of America.

Item 2(d).      Title of Class of Securities:

                Common Stock, $1.00 par value per share (the "Shares")

Item 2(e).      CUSIP Number:

                580037109

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

                This Item 3 is not applicable.

Item 4.         Ownership:

Item 4(a).      Amount Beneficially Owned:

                As of February 8, 2005, each of the Reporting Persons may be deemed to be the beneficial owner of 3,538,362 Shares. This amount consists of: (A) 307,100 Shares held for the account of Glenview Capital Partners; (B) 2,136,400 Shares held for the account of Glenview Capital Master Fund; (C)
1,063,000 Shares held for the account of Glenview Institutional Partners; (D) 56,700 Shares held for the account of GCM Little Arbor Master Fund, (E) 2,140 Shares held for the account of GCM Little Arbor Institutional Partners, and
(F) 3,022 Shares held for the account of GCM Little Arbor Partners.

Item 4(b).      Percent of Class:

                The number of Shares of which each of the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 5.3% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed quarterly statement on Form 10-Q, there were 66,918,560 Shares outstanding as of October 29, 2004).

                                                            Page 10 of 14 Pages

Item 4(c).      Number of Shares of which such person has:

Glenview Capital Management, Glenview Capital GP, Glenview Capital Partners,
----------------------------------------------------------------------------
Glenview Institutional Partners, Glenview Capital Master Fund and Mr. Robbins:
------------------------------------------------------------------------------

(i) Sole power to vote or direct the vote:                                   0

(ii) Shared power to vote or direct the vote:                        3,538,362

(iii) Sole power to dispose or direct the disposition of:                    0

(iv) Shared power to dispose or direct the disposition of:           3,538,362

Item 5.         Ownership of Five Percent or Less of a Class:

                This Item 5 is not applicable

Item 6.         Ownership of More than Five Percent on Behalf of Another
                Person:

                This Item 6 is not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                Company:

                This Item 7 is not applicable.

Item 8.         Identification and Classification of Members of the Group:
                This Item 8 is not applicable.

Item 9.         Notice of Dissolution of Group:

                This Item 9 is not applicable.

Item 10.        Certification:

               By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                            Page 11 of 14 Pages
                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 9, 2005                 GLENVIEW CAPITAL MANAGEMENT, LLC


                                       By: /s/ Lawrence M. Robbins
                                           ----------------------------
                                       Name: Lawrence M. Robbins
                                       Title: Chief Executive Officer

Date: February 9, 2005                 GLENVIEW CAPITAL GP, LLC


                                       By: /s/ Lawrence M. Robbins
                                           ----------------------------
                                       Name: Lawrence M. Robbins
                                       Title: Chief Executive Officer

Date: February 9, 2005                 GLENVIEW CAPITAL PARTNERS, L.P.

                                       By: Glenview Capital GP, LLC
                                           As General Partner

                                       By: /s/ Lawrence M. Robbins
                                           ----------------------------
                                       Name: Lawrence M. Robbins
                                       Title: Chief Executive Officer

Date: February 9, 2005                 GLENVIEW INSTITUTIONAL PARTNERS, L.P.

                                       By: Glenview Capital GP, LLC
                                           As General Partner

                                       By: /s/ Lawrence M. Robbins
                                           ----------------------------
                                       Name: Lawrence M. Robbins
                                       Title: Chief Executive Officer

Date: February 9, 2005                 GLENVIEW CAPITAL MASTER FUND, LTD.

                                       By: Glenview Capital Management, LLC
                                           As Investment Manager

                                       By: /s/ Lawrence M. Robbins
                                           ----------------------------
                                       Name: Lawrence M. Robbins
                                       Title: Chief Executive Officer

Date: February 9, 2005                 LAWRENCE M. ROBBINS

                                       /s/ Lawrence M. Robbins
                                       ----------------------------

                                                           Page 12 of 14 Pages


                                EXHIBIT INDEX


Ex.                                                                    Page No.
--                                                                     --------

A.    Joint Filing Agreement, dated February 9, 2005 by and among
      Glenview Capital Management, LLC, Glenview Capital GP, LLC,
      Glenview Capital Partners, L.P., Glenview Institutional
      Partners, L.P., Glenview Capital Master Fund, Ltd. and Mr.
      Robbins........................................................         13

                                                             Page 13 of 14 Pages

                                   Exhibit A

                            Joint Filing Agreement

          The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of McDermott International, Inc. dated as of February 9, 2005 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 9, 2005                 GLENVIEW CAPITAL MANAGEMENT, LLC


                                       By: /s/ Lawrence M. Robbins
                                           ----------------------------
                                       Name: Lawrence M. Robbins
                                       Title: Chief Executive Officer

Date: February 9, 2005                 GLENVIEW CAPITAL GP, LLC


                                       By: /s/ Lawrence M. Robbins
                                           ----------------------------
                                       Name: Lawrence M. Robbins
                                       Title: Chief Executive Officer

Date: February 9, 2005                 GLENVIEW CAPITAL PARTNERS, L.P.

                                       By: Glenview Capital GP, LLC
                                           As General Partner

                                       By: /s/ Lawrence M. Robbins
                                           ----------------------------
                                       Name: Lawrence M. Robbins
                                       Title: Chief Executive Officer

Date: February 9, 2005                 GLENVIEW INSTITUTIONAL PARTNERS, L.P.

                                       By: Glenview Capital GP, LLC
                                           As General Partner

                                       By: /s/ Lawrence M. Robbins
                                           ----------------------------
                                       Name: Lawrence M. Robbins
                                       Title: Chief Executive Officer

Date: February 9, 2005                 GLENVIEW CAPITAL MASTER FUND, LTD.

                                       By: Glenview Capital Management, LLC
                                           As Investment Manager

                                       By: /s/ Lawrence M. Robbins
                                           ----------------------------
                                       Name: Lawrence M. Robbins
                                       Title: Chief Executive Officer

                                                           Page 14 of 14 Pages

Date: February 9, 2005                 LAWRENCE M. ROBBINS

                                       /s/ Lawrence M. Robbins
                                       ----------------------------